May 18, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Jennifer Angelini

Re:	Healthier Choices Management Corp.
       Registration Statement on Form S-1, as amended (File No. 333-255356)
       Concurrence in Acceleration Request

Ladies and Gentlemen:

As the dealer-manager of the proposed rights offering of Healthier Choices Management Corp. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 a.m., Eastern Time, on May 19, 2021, or as soon thereafter as is practicable, pursuant to Rule 461 under the Securities Act.

The undersigned affirms that it is aware of its obligations under the Securities Act in connection with this offering.

                      Very truly yours,

                 Maxim Group LLC

                      By:  /s/ Clifford A. Teller

                        Name: Clifford A. Teller
                           Title: Head of Investment Banking, Executive
                                   Managing Director